Exhibit 6.14

INTERCOMPANY LICENSE AND OVERHEAD ALLOCATION AGREEMENT

This Intercompany License and Overhead Allocation Agreement (this “Agreement”) is effective as of the January 1, 2025, between TerraCycle, Inc., a company organized under the laws of Delaware and having its principal place of business at 1 TerraCycle Way, Trenton, NJ 08638 (“TC Global”) and TerraCycle US Inc., a company organized under the laws of Delaware and having its principal place of business at 1 TerraCycle Way, Trenton, NJ 08638 (hereinafter referred to as “Affiliate”). TC Global and Affiliate hereinafter also referred to as “Party" and jointly as “Parties.”

WHEREAS, TC Global and Affiliate are members of the TC Global Group;

WHEREAS, TC Global has worldwide legal ownership of the Intellectual Property (as defined herein);

WHEREAS, TC Global desires to license to Affiliate, via this Agreement, the Intellectual Property rights in the Territory as presented in the Appendix A;

WHEREAS, Affiliate is desirous of using the Intellectual Property rights in the Territory and expects to receive and realize benefits by entering into this Agreement which include, but are not limited to, the opportunity for increases in sales of Services in the Territory for use of the Intellectual Property;

WHEREAS, TC Global has trained and experienced executive, administrative and operational staff who are capable of efficiently and economically providing such executive, administrative and operational services as may be required by Affiliate;

WHEREAS, Affiliate requires certain executive administrative and operational services necessary for each to undertake its business operations, and Affiliate do not provide such services with the existing staff of each;

WHEREAS, Affiliate is expected to pay TC Global intercompany charges in consideration thereof.

WHEREAS, the Parties wish to enter into this Agreement to establish the ability of the Affiliate to use the Intellectual Property owned by TC Global in the Territory, in the sale, promotion and/or distribution of the Services.

NOW, THEREFORE, in consideration of the mutual covenants and other good and valuable consideration, the receipt of which is hereby mutually acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

For purposes of this Agreement, the following definitions will apply:

1.1	“control” means, with respect to any Person, that such Person owns, directly or indirectly, 50% or more of the voting rights of the controlled Person or is otherwise legally or contractually in control of the controlled Person.

1.2	“Design Rights” means protective rights in a design for a product that is recorded on an official list with or otherwise acknowledged by a governmental agency or consortium of governments or governmental agencies such as a patent and trademark office.

1.3	“TC Global Group” means TerraCycle, Inc. (Headquarters) and any Person that directly or indirectly, through one or more intermediaries, is controlled by, or is under common control with, TC Global.

1.4	“Intellectual Property” means any and all current and/or future intellectual property rights and know-how owned by TC Global, including Trademarks / Trade Names and Design Rights, in the Territory.

1.5	“Overhead Support” means services provided by headquarters to support company functions including but not limited to account management, business development, corporate communications, engineering services, executive services, financial reporting, audit, insurance, graphic and design, legal, information systems, and internet technology.

1.6	“Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

1.7	“Services” will mean the services provided by the Affiliate which is either the operation of the provision of sales support services such as sales and marketing activities, managing client relationships, invoicing/billing, and collections activities; and distribution and the sale of products / services.

1.8	“Taxes” will mean any and all present and future levies, imposts, duties, deductions, charges or withholdings and all liabilities with respect thereto imposed on either Party by applicable taxing authorities.

1.9	Technology and Technical Information” will mean all the unpatented technical knowledge and experience relating to the Services developed or acquired by TC Global (whether prior to the date hereof or during the term of this Agreement), including, but not limited to, all drawings, designs, plans, formulae, specifications, inventions, processes and data relevant to the Services.

1.10	“Territory” will mean jurisdiction of Affiliate.

1.11	“Trademarks” will mean trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications.

2.	GRANT OF LICENSE.

2.1	TC Global grants to Affiliate, for the term stated in Section 5.1 and subject to the terms and conditions set forth in this Agreement and as described in Appendix A, a non-exclusive license to the Intellectual Property in the Territory for all lawful uses and purposes. Nothing herein will be construed to prevent TC Global from using or from granting any other licenses for the use of the Intellectual Property. Affiliate will not have the right to sublicense, assign, mortgage, or grant a lien or other security interest in any of the rights granted to it under this Agreement, except upon written consent by TC Global, such consent not to be unreasonably withheld. Failure by TC Global to provide such written consent within thirty (30) days after receipt of the written request will be considered disapproval.

2.2	Furthermore, Affiliate recognizes TC Global as the entity responsible for general worldwide oversight and management of Intellectual Property, including the Territory, pursuant to the Agreement, as well as responsible for any residual risks associated with operations of Affiliate in the Territory.

3.	RESERVATION OF OWNERSHIP RIGHTS.

3.1	Affiliate neither has, nor under any circumstances will gain, any ownership interest in the Intellectual Property.

3.2	Affiliate agrees that it will not at any time acquire any rights in the Intellectual Property by virtue of any use it may make thereof. For clarity, no goodwill, advertising materials or intangibles other than the Intellectual Property is being licensed or transferred by TC Global to Affiliate pursuant to this Agreement, and all goodwill arising from the use of Trademarks by Affiliate shall inure to the benefit of TC Global.

4.	OVERHEAD ALLOCATION

4.1	TC Global shall provide the support services as described in Appendix B attached hereto and such other services as Affiliate may request TC Global may agree to perform (the "Overhead Support") in connection with providing such support services to Affiliate.

4.2	In its provision of services, TC Global will not be allowed to sign contracts on behalf of Affiliate.

5.	TERM AND TERMINATION.

5.1	The term of the Agreement shall commence on January 1, 2025 and continue through December 31, 2025; provided, however, that on each December 31st beginning December 31, 2025, the term shall automatically be extended for another year unless either Party has delivered to the other a written notice of its intention to terminate this Agreement prior to such automatic renewal.

5.2	The Parties shall specify the terms and conditions of any mutually agreed upon termination of the Agreement in the instrument agreeing to such mutual termination.

5.3	The license shall automatically terminate upon the consummation of a change in control of TC Global or Affiliate, such that either are no longer controlled by the TC Global Group within the meaning of Section 1.1, above.

5.4	TC Global may terminate the license by notice in writing to Affiliate if Affiliate commits a breach of any of the terms of this Agreement and does not remedy such breach within sixty (60) days after notice is given.

5.5	Immediately upon expiration or termination for any reason, the following shall apply:

(a)	Affiliate will immediately cease activities that fall within the license of Section 2.1. All existing materials that fall under the license will be destroyed by Affiliate, with written confirmation of such destruction provided to TC Global, or handed over to TC Global, within thirty (30) days from the termination notice. Affiliate will execute any document which may become necessary to evidence the cessation of its rights under the license.

6.	PRODUCT / SERVICE QUALITY AND STANDARDS.

6.1	Affiliate agrees that the Services sold, promoted and/or distributed in the Territory will be of a quality consistent with the standards set forth by TC Global. In no case will the quality of the Services be below the quality of those approved by TC Global under this Agreement or less than the currently existing quality of the Services. TC Global shall have the right to inspect, in good faith and with reasonable notice, to ensure the quality of Services.

6.2	Affiliate will at all times use the Intellectual Property in the form and style as prescribed by TC Global and in no event will Affiliate produce, procure, or use any artwork or Trademark of TC Global in connection with the sale, promotion and/or distribution of the Services that has not been approved in advance by TC Global in writing or which does not conform to previously approved materials. TC Global’s approval will not be unreasonably withheld. TC Global’s failure to provide notice of approval within thirty (30) days after receipt of samples will be considered disapproval.

6.3	Affiliate agrees to use the Intellectual Property only in the sale, promotion and/or distribution of Products or in the provision of Services and only in the form and manner and with the appropriate uses as prescribed from time to time by TC Global.

7.	PAYMENT.

7.1	In consideration of the agreement made herein:

(a)	With respect to the license of Intellectual Property pursuant to Section 2, Affiliate shall pay to TC Global an arm’s-length intercompany charge, as described in Appendix A, which may be revised from time to time in accordance with the arm’s length principle. Payments made pursuant to this Agreement for the use of the Intellectual Property are characterized as royalties, Affiliate may use the Intellectual Property only in the Territory, and any withholding taxes imposed on the intercompany charge (if any) are expected to be imposed by the governing tax authority of the Territory.

(b)	With respect to the overhead allocations, Affiliate shall pay to TC Global an arm’s length intercompany charge as described in Appendix B, which may be revised from time to time in accordance with the arm’s length principle.

7.2	All amounts due from either Affiliate under this Agreement will be invoiced in local currency or as agreed, and shall be due and payable within ninety (90) days of the date of the invoice (or as otherwise agreed) which will be issued quarterly, net of any deduction or withholding for any and all Taxes imposed on either Party by the local taxing authority. Late payments may be charged interest at an applicable market-based rate determined by the party issuing the invoice. In the event of delay in payment caused by the need to obtain government approval, the first payment will be made promptly after such approval has been obtained. All payments made by Affiliate based on estimated amounts due will be trued-up to actual amounts.

7.3	In the event that the local taxing authority of either Party makes an adjustment to the arm’s-length intercompany charge and the local Party has used its best efforts to resolve the matter, the Parties hereby agree that they will negotiate a mutually agreeable adjustment (if any) to the intercompany pricing, which may include full reimbursement of such adjustments. The mutually agreed amount may include interest, penalties and any other additions to tax, as agreed by the Parties.

8.	FOREIGN EXCHANGE CONTROLS.

8.1	Should there be any present or future foreign exchange regulations or other limitations in the Territory to which the payment of said intercompany charges from Affiliate to TC Global would be subject, Affiliate agrees to use commercially reasonable best efforts for the procurement of the necessary permits or exchange approval for remittance of such payments as promptly as possible after the due date. However, should there be any restrictions which might prevent Affiliate’s compliance with the provisions of this Section, then, at the sole discretion of TC Global, Affiliate will accumulate funds in local currency of the country imposing the foreign exchange regulations or other limitations during the duration of such restrictions or limitations, by deposits to TC Global’s credit in a bank account designated by TC Global in the specific jurisdiction. The accumulated funds will be the equivalent of the accrued intercompany charges payable / denominated in Local Currency to TC Global, computed at the exchange rate prevailing at the time such payment is due. Affiliate will notify TC Global of the amounts thereof and furnish proof that such deposits have been made.

9.	TAXES.

9.1	If the paying Party is required by applicable law to deduct any Taxes from or in respect of any sum payable under this Agreement to the other Party (i) the paying Party will make such deductions, and (ii) the paying Party will pay the full amount deducted to the relevant taxing authorities in accordance with the requirements of applicable law.

9.2	In addition, the paying Party hereby agrees to pay any present or future stamp, recording, documentary, excise, property or similar taxes, charges or levies that arise from any payments made under this Agreement.

9.3	The paying Party hereby agrees to indemnify the other Party for the full amount of Taxes imposed on and paid by the other Party, and for any liability, including penalties, additions to tax, interest and expenses. The indemnity by the paying Party will be made whether or not the Taxes for which indemnification is sought have been correctly or legally asserted. The amounts due by the paying Parties will be paid within 30 days from the date on which the other Party makes written demand.

9.4	In the case of any Taxes for which indemnity may properly be sought against the paying Party by the other Party, the paying Party will have the right to contest, at its own expense, or to request the other Party (which has no obligation to do so) to contest the payment, assessment or other claim related to such Taxes if, in the opinion of the paying Party’s tax counsel, there is a reasonable defense to the payment of such Taxes. The paying Party agrees to further indemnify the other Party for any costs or expenses related to such defense of any Tax claim so undertaken by the paying Party or, as the case may be, so undertaken by the other Party at the request of the paying Party.

10.	ACCOUNTING.

10.1	During the term of this Agreement, Affiliate will furnish TC Global with such reports and supporting detail that TC Global may reasonably request.

10.2	Affiliate agrees that it will keep separate, accurate and complete records and books and permit TC Global access for the examination of and the right to make excerpts from such books and records at any time or times during regular business hours should TC Global request such an examination.

11.	CONFIDENTAL TREATMENT.

11.1	All information not available generally to the public, whether written or oral, supplied by TC Global to Affiliate will be treated by Affiliate as confidential and secret. This information will not be disclosed to any other person without prior written consent of TC Global. This provision shall survive the termination of this Agreement for any reason whatsoever.

12.	INDEMNIFICATION.

12.1	Affiliate agrees to indemnify and hold TC Global harmless from any and all claims, suits, liabilities, judgments, penalties, losses, costs, damages, and expenses, including reasonable attorneys’ fees, made by third parties against TC Global arising out of any allegedly unauthorized use of any Intellectual Property or alleged defects in connection with the Services covered by this Agreement.

13.	PROTECTION AND INFRINGEMENTS.

13.1	Affiliate agrees to assist TC Global in the protection of the Intellectual Property in connection with the Services. TC Global may commence or prosecute, at TC Global’s expense, any claims or suits in its own name and may join Affiliate as a nominal party to any such proceedings if necessary. Within one week, Affiliate will notify TC Global in writing of any infringements or imitations by others of the Intellectual Property which may come to Affiliate’s attention. TC Global may, but is not required to, participate in such proceeding by attorneys of its own choice at its expense.

13.2	In the event the use of the Intellectual Property is asserted by a third party to be an infringement upon its rights, then, upon written notice from TC Global, Affiliate will cease all further use of the allegedly infringing Intellectual Property with regard to the Services within thirty (30) days. Affiliate may contest such assertion of infringement at Affiliate’s own expense and may, if necessary, join TC Global as a nominal party to a proceeding. In such an action, Affiliate will hold TC Global harmless against such assertion of infringement. TC Global may, but is not required to, participate in such proceeding by attorneys of its own choice at its expense.

14.	NOTICE.

14.1	All notices, requests, demands and other communications provided for herein shall be deemed to have been given at the time delivered to a recognized international express courier or when sent by registered mail, return receipt requested, or by cablegram, telex, e-mail, facsimile or other form of electronic communication acceptable to the Parties duly acknowledged, to such Parties at the addresses for their principal office indicated above or to such other address as the Party to who notice is to be given may have furnished to the other Party in writing.

15.	MISCELLANEOUS.

15.1	Waiver. Any waiver by TC Global or Affiliate of a breach of any term or condition of this Agreement will not be considered as a waiver of any subsequent breach of the same or any other term or condition.

15.2	Separability. In the event that any of the provisions of this Agreement should be void or unenforceable, the other parts of this Agreement will continue in full force and effect. The Parties will substitute the void or unenforceable provision with a valid provision with the same or substantially the same economic effects.

15.3	Parties Not Joint Ventures. Nothing in this Agreement will be construed so as to make the Parties partners or joint ventures or to permit either Party to bind the other Party to any agreement or purport to act on behalf of the other Party in any respect.

15.4	Governing Law. This Agreement will be governed by the laws of the state of New Jersey and will be construed in accordance with said laws. The English version of this Agreement will govern regardless of any translation made thereof.

15.5	Subsequent Parties. This Agreement will be binding upon and inure to the benefit of the Parties and to their respective successors, assigns, parents, subsidiaries or otherwise related or affiliated company(s). Affiliate shall not assign or transfer any rights or obligations set forth herein without the prior written consent of TC Global.

15.6	Headings. The section headings of this Agreement are for convenience only and will not be deemed to affect in any way the meaning of the provisions to which they refer.

15.7	Entire Agreement. This Agreement represents the entire Agreement between the Parties and all prior assertions, understandings, warranties and representations are merged herein. It is a final integrated Agreement which includes all the terms, conditions, and representations between the Parties, and the Parties make no warranties, covenants or agreements, express or implied, except those expressly set forth herein. This Agreement may be modified or amended only by a written document signed by both Parties to this Agreement.

15.8	Counterparts. This Agreement may be executed in counterparts, all of which, taken together, shall be regarded as one and the same instrument.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the Effective Date by causing this Agreement to be executed by their respective duly authorized representatives.

AFFILIATE

By:	/s/Tom Szaky	Date: January 1, 2025
Name: Tom Szaky
Title: CEO

TerraCycle, Inc.

By:	/s/Daniel Rosen	Date: January 1, 2025
Name: Daniel Rosen
Title: General Counsel

Appendix A

INTELLECTUAL PROPERTY

TRADEMARKS:

TerraCycle®

TerraCycle (with logo)® (“TerraCycle Logo”)

TerraCycle and the TerraCycle Logo are registered trademarks of TerraCycle, Inc., Trenton, NJ USA and are used pursuant to license.

FEE:

With respect to the license of Intellectual Property, Affiliate will pay license fee of 1 % of net revenue. License rate will be updated from time to time based on analysis performed by third party advisor to establish an arm’s length range of transfer prices in accordance with relevant transfer pricing regulations.

Transfer pricing adjustments will be finalized within 90 days of year end if applicable.

Appendix B

OVERHEAD ALLOCATION

1.	OVERHEAD ALLOCATION: The following services shall be made available from TC Global to the Affiliate. The charges for these services shall be based on an allocation of the allocable direct and indirect expenses incurred in rendering the Services and shall be based on an allocation key as stated below. Allocable expenses include those services determined to be beneficial to the Affiliate.

a.	*Account Management, including assistance with the management of company’s national recycling service programs, related brand and retail activation support, brand renewal negotiations, private label programs and marketing and customer and location services, charitable points program, school curriculum and other tools.

b.	*Business Development, including assistance with introductions to local affiliates of TerraCycle in other countries, strategic planning, value added product sales planning, new product and services development, pricing and related marketing plans.

c.	*Engineering Services, including analysis of collected waste materials and determining optimal recycling techniques for maximizing environmental impact of waste reuse and optimizing related economics.

d.	*Executive Services, including daily and weekly guidance to Affiliate managers in each department, including Executive, Legal, Financial, Program Account Management, Business Development, Public Relations, Operations, and Scientific and Licensing support.

e.	Financial Reporting and other financial support services, including but not limited to overall planning, assistance with budget preparation and analysis, accounting reports, tax and financial analysis and reporting, and preparation of internal and external financial and accounting records, tax services, including internal audit planning and compliance matters

f.	Graphics Services, including all web design, presentation design, brochure and video development and Design Services, including product designs and prototypes from local waste, design workshops and office concepts to portray TerraCycle concepts.

g.	Human Resource, administrative functions provided on an "on-call" basis, including, but not necessarily limited to assistance in hiring of professional employees, and salary and benefits administration.

h.	Information Systems, including but not limited to systems applications assistance, and management information reporting.

i.	Insurance Services, including analysis of corporate risk, and negotiation of premiums, coverage and claims settlements.

j.	Internal Audit, including internal controls audits, financial audits of specific subsidiaries, audit and analysis of trade accounts, cash accounts, inventory, fixed assets, intangible assets, accounts payable, payroll and insurance and risk review. Services determined to be for protection and analysis of the parent unit are not allocated.

k.	Internet Technology, including the development and maintenance of a country-wide website with capacity to connect to local shippers’ API’s for integration of downloadable shipping labels, using local country language, customers and integrating customized service programs as may be developed locally, support for telephone and internet services in the local office, maintenance of the local URL and web hosting and other IT services.

l.	Legal Services, including negotiation and drafting of external contracts for services, materials, licensing and other intellectual property matters, acquisitions and other agreements, corporate governance matters.

FEES

2.	FEES: The direct and indirect costs, which TC Global shall charge to Affiliate hereunder, shall include the portion of salaries, fringe benefits, rent, utilities, equipment, supplies and other overhead expenses attributable to the provision of Overhead Support Services to Affiliates.

a.	Calculation. TC Global shall charge Affiliate its pro-rata share of the direct and indirect costs incurred by TC Global in performing Services. All such direct and indirect costs determined hereunder with respect to salaries, fringe benefits, rents, utilities, equipment and supplies and any other such overhead expenses shall be allocated to Affiliate based upon the total of such costs incurred by TerraCycle, multiplied by a selected allocation key (as determined by TC Global). All such direct and indirect costs charged by TC Global to Affiliate hereunder shall be based on full costs incurred (excluding stewardship expenses), plus a mark-up of 10%. Mark-up will be updated from time to time based on analysis performed by third party advisor to establish an arm’s length range of transfer prices in accordance with relevant transfer pricing regulations. Transfer pricing adjustments will be finalized within 90 days of year end if applicable.

b.	Billing and Payment. TC Global shall invoice Affiliate periodically in such fashion as may be deemed reasonable and administratively efficient for such direct and indirect expenses together with any applicable Goods and Services Tax (“GST"), Value Added Tax ("VAT"), sales or other similar taxes, and Affilaite shall settle such invoices quarterly. In order to expedite invoicing and ease the recordkeeping burden, periodic (monthly or quarterly) invoices may be based upon an estimate of the total fiscal year expenses for such services. Where monthly or quarterly billing is based upon estimated annual costs, a final determination of actual expenses for the year shall be submitted to Affiliate within 60 days of the audit of TerraCycle and shall be settled within sixty (60) days of receipt of such final billing.